425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	morrison & foerster llp

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Writer’s Direct Contact
415-268-6950
rhum@mofo.com
August 11, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Aradigm Corporation Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of Aradigm Corporation, a California corporation (the “Company”), we transmit herewith for filing a Registration Statement on Form S-1 and all exhibits thereto (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the resale from time to time by the selling shareholders identified in the prospectus constituting a part of the Registration Statement of an aggregate of up to 68,229,726 shares of the Company’s common stock, no par value per share.
We note that the appropriate registration fee was previously sent by the Company to the Securities and Exchange Commission by wire transfer.
If you have any questions in connection with this filing, please do not hesitate to contact the undersigned at (415) 268-6950 or John W. Campbell, III at (415) 268-7197.
Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission header of the above-referenced filing.
Sincerely,
/s/ Raymond T. Hum, Esq.
Raymond T. Hum, Esq.